Exhibit 12.1

Invesco Ltd

Ratio of Earnings to Fixed Charges

	Nine months ended	Year ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008

Income from continuing operations before income taxes	916.6	830.6	892.1	823.3	358.8	651.5
Less: Equity in earnings of unconsolidated affiliates	(25.3)	(29.7)	(30.5)	(40.2)	(27.0)	(46.8)

Pre tax income before equity in earnings of unconsolidated affiliates	891.3	800.9	861.6	783.1	331.8	604.7
Add: Fixed Charges	42.2	70.7	79.3	74.3	80.0	91.7
Add: Dividends from unconsolidated affiliates	15.6	15.6	21.3	26.0	28.3	29.8
Net (income)/loss attributable to noncontrolling interests in consolidated entities	0.9	89.8	107.7	(171.1)	113.2	60.7

Earnings	950.0	977.0	1,069.9	712.3	553.3	786.9

Fixed charges:

Portion of rent expense representing interest	12.8	18.4	17.5	15.7	15.5	14.8
Interest	29.4	52.3	61.8	58.6	64.5	76.9

Total fixed charges	42.2	70.7	79.3	74.3	80.0	91.7

Ratio of earnings/fixed charges	22.51	13.82	13.49	9.59	6.92	8.58

Pro forma calculation:
Earnings	950.0	977.0
Total fixed charges	69.7	107.3
Pro forma ratio of earnings to fixed charges	13.63	9.11